                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                                   STAC, INC.
                    -----------------------------------------
                                (Name of Issuer)




                                  COMMON STOCK
                    -----------------------------------------
                         (Title of Class of Securities)




                                   852323 10 4
                    -----------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            FILED FEBRUARY 13, 1998
                      (REFLECTING OWNERSHIP AS OF 12/31/97)






                               Page 1 of 4 pages

CUSIP NO. 852323 10 4              SCHEDULE 13G        PAGE   2   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          GARY W. CLOW
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,770,066
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     14,100
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,770,066
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               14,100
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,784,166
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.50%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   4   PAGES
                               -----    -----

ITEM 1.

(a)     Name of Issuer:  STAC, INC.

(b)     Address of Issuer's Principal Executive Officers:

               12636 HIGH BLUFF DRIVE, 4TH FLOOR
               SAN DIEGO, CA  92130-2093

ITEM 2.

(a)     Name of Person Filing:  GARY W. CLOW

(b)     Address of Principal Business Office or, if none, Residence:

               16425 Collins Ave. WS2A
               Sunny Isles Beach, FL 33160

(c)     Citizenship:  UNITED STATES

(d)     Title of Class of Securities:  COMMON STOCK

(e)     CUSIP Number:  852323 10 4

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP.

(a) Amount Beneficially Owned: 1,784,166, INCLUDING 234,166 SHARES ISSUABLE UPON EXERCISE OF OPTIONS HELD BY MR. CLOW THAT ARE EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 1997, AND 14,100 SHARES REGISTERED IN THE NAME OF MR. CLOW'S DAUGHTER, FOR WHICH MR. CLOW DISCLAIMS BENEFICIAL OWNERSHIP.

(b)     Percent of Class:  6.50%

(c)     Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:  1,770,066
        (ii)   shared power to vote or to direct the vote:  14,100
        (iii)  sole power to dispose or to direct the disposition of:  1,770,066
        (iv)   shared power to dispose or to direct the disposition of:  14,100

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.



                                Page 3 of 4 pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 12, 1998
                                       ----------------------------------------
                                       Date

                                       /s/ GARY W. CLOW
                                       ----------------------------------------
                                       Signature

                                       Gary W. Clow
                                       ----------------------------------------
                                       Name/Title





                                Page 4 of 4 pages